Exhibit 3.1

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text shall prevail.

AMENDMENT OF ARTICLES OF ASSOCIATION

LAVA THERAPEUTICS B.V.

This day, the fifteenth of September two thousand twenty, the following person appears before me, Cornelis Johannes Jozefus Maria van Gool, civil-law notary in Amsterdam:

Arlette Gerda Margaretha Vrolijk, employed at my office at the Jachthavenweg 130 in Amsterdam, the Netherlands, born in Amsterdam on the fifth day of October nineteen hundred ninety.

The person appearing before me hereby declares:

(A)

The articles of association of LAVA Therapeutics B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), having its seat in ‘s-Hertogenbosch and its address at Yalelaan 60, 3584 CM Utrecht, registered with the Trade Register under number 65335740 (the company) were most recently amended by deed executed on the thirty-first day of January two thousand eighteen before M.W. van der Zanden, civil-law notary in Amsterdam.

(B)	The general meeting (algemene vergadering) of the company has resolved to integrally amend the articles of association of the company.

By virtue of this resolution the person appearing before me was authorised to have the deed of amendment of the articles of association executed.

(C)	This resolution and this authorisation appear from a shareholders’ resolution which has been attached to this deed.

Subsequently, the person appearing before me declared, in pursuance of the referred resolutions, to integrally amend the articles of association of the company, so they will read as follows:

CHAPTER I.

1.	Definitions

1.1	In these articles of association the following expressions shall have the following meanings:

(a)	Shareholders: the holders of shares in the capital of the Company;

(b)	Accountant: a registered accountant or other accountant as referred to in Section 2:393 DCC or as the case may be an organisation in which such accountants work together;

(c)	General Meeting: (i) the body of the Company formed by the Authorised Persons and (ii) the meeting of Authorised Persons;

(d)	Management Board: the management board of the Company, consisting of one or more managing directors;

(e)	DCC: Dutch Civil Code;

(f)

ESOP: the employee stock option plan adopted by the Company on the twentieth day of July two thousand seventeen and amended as of the date hereof, pursuant to which employees, directors and supervisory directors of the Company may receive an option right to purchase depositary receipts (cet1ificaten van aandelen) which are to be issued by Stichting Administratiekantoor LAVA Therapeutics as amended, supplemented, novated, restated or replaced from time to time;

(g)

IPO: an underwritten initial public offering (including a Qualified IPO) of all or any portion of the shares of any kind of the Company on (a) NASDAQ (National Association of Securities Dealers Automated Quotation), NYSE (New York Stock Exchange) or (b) another stock exchange qualifying as a market in financial instruments or, as the case may be, as a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments;

(h)

Annual Accounts: the individual financial statements consisting of the balance sheet and profit and loss account with the explanatory notes and the consolidated financial statements if the Company draws up consolidated financial statements;

(i)	Agreement: the shareholders agreement relating to the Company, dated the fifteenth day of September two thousand twenty, as amended, supplemented, novated, restated or replaced from time to time;

(j)

Qualified Board Majority: the majority vote of four (4) Supervisory Directors C consisting of at least (i) two (2) votes from either the Supervisory Director C1, the Supervisory Director C2 or the Supervisory Director C3 as well as (ii) two (2) votes from either the Supervisory Director C4, the Supervisory Director C5 or the Supervisory Director C6;

(k)

Qualified IPO: an underwritten public offering of ordinary shares in relation to the Company on a United States stock exchange at a price per ordinary share no less than one point eight (1.8) times the subscription price of a cumulative preference C share as agreed between the Shareholders of the Company in the Agreement (the First Tranche Series C Subscription Price) and for a total offering of not less than sixty million United States Dollar (USO 60,000,000.-) (before deduction of underwriters commissions and expenses and adjusted for stock splits stock splits, combinations, recapitalizations or any other similar actions that have led to a different capitalization of the Company as if no such stock split, combination, recapitalization or any such other action had taken place);

(l)

Qualified Preferred Majority: the majority vote of (i) at least seventy per cent (70%) of the votes cast on the cumulative preference shares A, the cumulative preference shares B and the cumulative preference shares C and (ii) two/third (2/3) of the votes cast on the cumulative preference shares C;

(m)	Supervisory Board: the supervisory board of the Company, consisting of supervisory directors;

(n)	in writing: any communication sent by post, telefax, e-mail or by any other regular electronic device which can transmit text, unless expressly provided otherwise;

(o)	Articles: the articles of association of the Company;

(p)	Company: the private company with limited liability LAVA Therapeutics B.V. of which the Articles are included in this deed;

(q)	Authorised Persons: (i) Shareholders and (ii) pledgees who are entitled to vote in accordance with article 12 paragraph 3 of the Articles;

(r)	Business Day: a day other than a Saturday, a Sunday or any other day on which commercial banks in the Netherlands are authorized or required by law to be closed.

1.2	Unless the contrary is shown or it is manifestly intended otherwise, a reference to a concept or word in the singular includes a reference to the plural form of this concept or word and vice versa.

1.3	Unless the contrary is shown or it is manifestly intended otherwise, a reference to a male concept or word includes a reference to the female form of this concept or word and vice versa.

CHAPTER II.

Name, seat, objects

2.	Name and seat

2.1	The name of the Company is:

LAVA Therapeutics B.V.

2.2	The registered seat of the Company is in Utrecht (the Netherlands).

2.3	The Company may have business offices, both in and outside of the Netherlands.

3.	Objects

3.1	The objects of the Company are:

(a)

to, either individually or jointly or with other entities, engage in cellular therapy, immunotherapy and other oncological therapies and the fight against cancer (cells), as well as the development of products, intellectual property, the acquiring thereof and to register patentable findings and the performing of medical, commercial and industrial activities in the widest sense of the word;

(b)	to cooperate with, to participate in, to take over and to manage companies and other legal entities;

(c)	to finance companies and other legal entities, also by providing securities;

(d)

to acquire, manage and alienate registered property and items of property in general, securities and other valuable papers, to borrow and to lend funds and to grant guarantees on behalf of third parties;

(e)

to make periodic payments, to administer pension schemes and to arrange for annuity contracts, as well as everything pertaining to the foregoing, relating thereto or conducive thereto. The objects of the Company include to enhance and promote the interest of the group of companies of which the Company forms part.

CHAPTER III.

Capital. Register.

4.	Capital. Conversion

4.1	The capital of the Company is divided into:

(a)	one or more ordinary shares, and/or

(b)	one or more (in ordinary shares convertible) cumulative preference shares A; and/or

(c)	one or more (in ordinary shares convertible) cumulative preference shares B; and/or

(d)	one or more (in ordinary shares convertible) cumulative preference shares C, of one cent (EUR 0.01) each.

4.2	All shares are registered shares.

The ordinary shares are continuously numbered from 1, the cumulative preference shares A are continuously numbered from CPA 1, the cumulative preference shares B are continuously numbered from CPB1 and the cumulative preference shares C are continuously numbered from CPC1.

No share certificates shall be issued.

4.3

If in the Articles shares are mentioned, this expression shall refer to ordinary shares, cumulative preference shares A, cumulative preference shares B and cumulative preference shares C, save as otherwise expressed.

4.4	At all times at least one share with voting right is or should be held by and for the account of a person other than the Company or any of its subsidiaries.

4.5	For each of the classes of shares a separate share premium reserve shall be maintained on behalf of the Shareholders of the relevant class.

4.6

Upon the written request of the holder of a specific class of shares to the Company, one or more cumulative preference shares A and/or one or more cumulative preference shares B and/or one or more cumulative preference shares C as the case may be shall be converted into ordinary shares, on a one for one basis.

The conversion as referred to in the previous sentence shall be effective per the date of receipt by the Company of the request as referred to in the previous sentence, which shall be evidenced by a corresponding entry by the Management Board in the shareholders register as referred to in paragraph 8 hereunder.

The Agreement contains certain provisions with respect to the optional conversion of shares.

4.7

Notwithstanding the previous paragraph, all issued cumulative preference shares A and all issued cumulative preference shares B and all issued cumulative preference shares C shall automatically convert into ordinary shares, on a one for one basis, upon the earlier to occur of:

(a)

a resolution of the General Meeting including the Qualified Preferred Majority to consent to a conversion of all cumulative preference shares A, cumulative preference shares B and cumulative preference shares C into ordinary shares; or

(b)	the closing of a Qualified IPO.

All holders of cumulative preference shares A, cumulative preference shares B and cumulative preference shares C shall be sent a written notice of the time and the place designated for the automatic conversion as referred to under (a) of this paragraph.

The Agreement contains certain provisions with respect to the automatic conversion of shares.

4.8

The Management Board shall, in case of a conversion as referred to in paragraph 6 or paragraph 7 of this article, register the change in the capital of the Company within eight (8) days with the Dutch Chamber of Commerce, if necessary, and enter such change in the shareholders register of the Company, the ordinary shares that come into existence as a result of the conversion shall be numbered in sequence to the last number of ordinary shares as issued before such conversion.

4.9

In the event one or more cumulative preference shares A and/or one or more cumulative preference shares B and/or one or more cumulative preference shares C are converted in ordinary shares in accordance with paragraph 6 or paragraph 7 of this article, the share premium reserve relating to such shares before the conversion will decrease in proportion to the total number of cumulative preference shares A or cumulative preference shares B or cumulative preference shares C respectively and this amount will be added to the share premium reserve relating to the ordinary shares.

5.	Register of shareholders. Quality requirement

5.1	Each Shareholder, each usufructuary and each pledgee is required to give notice to the Company of their (email) address.

5.2

The Management Board shall keep a register in which the names and (email) addresses of all Shareholders are recorded, showing the date on which they acquired the shares, the date of the acknowledgement or notification, the class of shares that they hold and the amount paid on each share.

The names and (email) addresses of usufructuaries and pledgees, showing the date on which they acquired such rights, specifying the rights attached to the shares and the date of the acknowledgement or notification, are also recorded in the register.

5.3	The register shall be kept accurate and up to date.

All entries and notes in the register shall be signed by a managing director.

5.4	On application by a Shareholder, a usufructuary or a pledgee, the Management Board shall furnish an extract from the register, free of charge, insofar as it relates to his rights in a share.

If a right of usufruct is vested on a share or if a share is pledged, the extract also sets forth who is entitled to exercise the voting rights attached to the share and/or who is entitled to attend the General Meeting.

5.5	The Management Board shall make the register available at the Company’s office for inspection by the Authorised Persons.

5.6

If and insofar there are two (2) or more Shareholders, only parties that entered into or have adhered to the Agreement and in respect of whom the Agreement has not been terminated (the Quality Requirement), can be or become Shareholder.

5.7	As per the moment a Shareholder does not meet the Quality Requirement:

(a)

that Shareholder can no longer exercise the voting rights and the meeting rights in a General Meeting attached to the shares held by him and any rights on dividend or other distributions of that Shareholder will be suspended and that Shareholder is obliged to inform the Management Board and the other Shareholders thereof at the latest ten (10) days after such occurrence; and

(b)	the shares concerned or all of the shares belonging to the Shareholder concerned (the Offerer) must be offered for sale to the other Shareholders.

5.8	For the application of this article shares shall be deemed to include the right to subscribe for shares.

5.9	The price to be paid for the shares offered for sale shall be determined by mutual agreement of the parties.

If the parties should fail to reach such agreement, the price shall be determined by one (1) independent expert to be appointed by the Offeror and the prospective purchaser(s) by mutual consent.

If no agreement is reached on the designation of the independent expert as referred to in the previous sentence, the price shall be determined by three (3) independent experts, all to be appointed by the chairman of the Dutch Institute for Register Valuators (Vereniging Neder!ands lnstituut voor Register Valuators (NIRV)).

5.10	The Offeror shall not be authorized to withdraw his offer.

5.11

If there should be no prospective purchasers or insufficient prospective purchasers among the other Shareholders to purchase for cash all the shares being offered for sale, the Offeror shall be entitled to retain the shares concerned.

5.12	If a Shareholder does not comply with the obligation to offer his shares within a reasonable period of time, the Company is irrevocably authorised to offer and transfer the shares.

5.13

When there are no prospective purchasers to whom the Shareholder can transfer his offered shares pursuant to this article, the authorisation is withdrawn and the Shareholder is irrevocably exempt from the obligation to offer and transfer the shares and his rights are no longer suspended.

CHAPTER IV.

Issue of shares. Own shares.

6.	Issue of shares. Body of the Company competent to issue shares. Conditions of issue

6.1	The issue of shares may only be effected pursuant to a resolution of the General Meeting.

The General Meeting may transfer its authority to resolve to issue shares.

6.2	A resolution for the issue of shares shall stipulate the price and further conditions of issue.

7.	Rights of pre-emption

7.1	Upon an issue of shares, each Shareholder shall have a right of pre-emption in proportion to the number of shares held by such Shareholder, subject to the limitations set by law.

7.2	Prior to each single issue the right of pre-emption may be limited or excluded by the body of the Company authorised to issue.

7.3

The provisions in this article apply mutatis mutandis if options are granted to subscribe for shares, but do not apply to the issue of shares to someone who exercises a granted right to subscribe for shares.

8.	Payment for shares

8.1	At the subscription of shares, the nominal amount of such shares must be paid.

The subscriber for shares and the Company may agree, subject to the prior approval of the General Meeting, that only part of the nominal value of such shares must be paid up at the time of issue, or alternatively payment on such shares must be made in instalments, each after the expiration of a certain period of time or at the moment the Company claims the payment on the shares.

8.2	Unless another manner of payment has been agreed on, payment on a share must be made in cash.

Payment in a currency other than the denominated nominal value of the shares can be made only after approval by the Company.

When payment is made in a currency other than the denominated nominal value of the shares, the selling rate established by the European Central Bank on the date of the payment shall apply.

8.3	Payment in kind on a share requires the prior approval of the General Meeting.

9.	Own shares

9.1	The Management Board decides whether or not the Company acquires shares in its own capital.

9.2	The Company may, subject to article 4 paragraph 4 of the Articles and the relevant provisions of the law, acquire fully paid up shares in its own capital or depository receipts thereof.

9.3	No voting rights may be exercised in the General Meeting for any share held by the Company or any of its subsidiaries.

9.4

In determining the number of votes cast by the Shareholders and to what extent the share capital is present or represented, or to what extent the share capital of the Company is provided or represented, no account is taken of shares in respect of which no vote can be cast.

10.	Issue or transfer of shares. Formalities

10.1	The issue or transfer of shares or the transfer of a right in rem thereon shall require a deed drawn up for that purpose, executed before a civil-law notary registered in the Netherlands.

10.2	The transfer of shares or the transfer of a right in rem thereon also binds the Company by operation of law.

Unless the Company itself is party to the legal act, the rights attached to the shares can only be exercised after the Company has acknowledged said legal act or said deed has been served on the Company in accordance with the relevant provisions of the law.

CHAPTER V.

Capital reduction. Limited rights.

11.	Capital reduction

11.1

The General Meeting may resolve to reduce the issued capital of the Company by a cancellation of shares or by reduction of the nominal value of the shares by amendment of the Articles, with due observance of article 4 paragraph 4 of the Articles and the relevant provisions of the law.

11.2

A resolution to cancel shares held by the Company itself or of which the Company holds the depository receipts, may be effected without the Company’s consent. In all other cases the cancellation of shares requires the consent of the Shareholders involved.

11.3	Reduction of capital may also be effected with respect to either the ordinary shares or the cumulative preference shares.

The capital reduction shall be effected in proportion to the shares included therein, unless all of the Shareholders concerned consent to deviate from this principle.

11.4	Any reduction of the nominal value of the shares without repayment and without a release of the obligation to pay up the shares must be made pro rata to all shares of the same class.

Such pro rata requirement may be waived with the consent of all Shareholders concerned.

11.5	Section 2:216 paragraph 2 through 4 DCC applies mutatis mutandis to a resolution to reduce the issued capital with repayment on the shares.

Repayment or a release of the obligation to pay up the shares within the meaning of Section 2:208 paragraph 4 DCC, is only allowed to the extent the net assets of the Company exceed the reserves which must be maintained under the law or the Articles.

12.	Usufruct, pledge on shares and depository receipts

12.1	A right of usufruct or a right of pledge can be vested on the shares.

12.2	If a share is pledged or the Shareholder creates a right of usufruct on a share, the Shareholder remains entitled to exercise the voting rights.

12.3

Notwithstanding the provisions of paragraph 2 of this article, the pledgee shall have the voting rights on the shares if so provided—either under a condition precedent or otherwise—upon the establishment of the right of pledge or later in time agreed in writing between the Shareholder and the pledgee, provided the General Meeting has granted its prior approval to such transfer of voting rights.

12.4	Notwithstanding the provision of article 1 paragraph 1 under (n) the expression ‘in writing’ in paragraph 3 of this article means: by agreement or deed.

12.5	Section 2: 196a DCC and 2: 196b DCC apply mutatis mutandis to the written agreement or deed as referred to in paragraphs 3 and 4 of this article.

12.6	Holders of depository receipts do not have meeting rights as referred to in Section 2:227 paragraph 1 DCC.

CHAPTER VI.

13.	Blocking clause

13.1

If the Quality Requirement as described in article 5 paragraph 6 of the Articles is no longer effective or if the Agreement is terminated, the statutory restrictions as referred to in Section 2:195 DCC apply to any transfer of shares in the capital of the Company.

13.2

In all other circumstances, a transfer of one or more shares by a Shareholder who meets the Quality Requirement may only be effected in accordance with the Agreement and provided that the civil-law notary (notaris) who is to execute the deed referred to in article 10 may request each Shareholder that meets the Quality Requirement to confirm compliance of such transfer or transmission with the Agreement.

CHAPTER VII.

The Management Board.

14.	Management Board

14.1	The Management Board of the Company shall consist of one or more managing directors.

14.2	The General Meeting shall fix the number of managing directors.

15.	Appointment. Suspension and dismissal

15.1	The General Meeting shall appoint the managing directors.

15.2	The General Meeting may suspend or dismiss the managing director at any time.

The	managing directors can also be suspended by the Supervisory Board.

15.3	Every suspension may be extended one or more times, but the total term of suspension cannot exceed three (3) months.

If the General Meeting does not terminate the suspension or resolve to dismiss the respective managing director within this period, the suspension ends.

15.4	The General Meeting shall determine the remuneration and further conditions of employment of the managing directors.

16.	Duties of the Management Board

16.1	Subject to the restrictions imposed by the Articles, the Management Board shall be entrusted with the management of the Company.

16.2	In fulfilling their duties the managing directors shall act in accordance with the corporate interests of the Company and its business.

16.3	The Management Board may, in consultation with the Supervisory Board, determine—in regulations or otherwise—the specific duties each managing director will be charged with.

16.4

The Management Board must follow the instructions of the General Meeting in respect of general lines of financial, social, economic and employment policies, unless it is in conflict with the interest of the Company or its business.

17.	Decision-making process

17.1	Meetings of the Management Board shall be held as often as a managing director deems such necessary.

17.2	The convocation shall take place not less than four (4) Business Days prior to the Management Board meeting unless all managing directors approve a shorter notice period.

The notice for Managing Board meetings shall set out the place, date and time of the meeting and shall include an agenda identifying the matters to be discussed at the meeting.

17.3	Each managing director has the right to cast one (1) vote in Management Board meetings.

17.4	All resolutions shall be adopted by an absolute majority of the votes cast. If there is a tie of votes the proposal is rejected.

17.5

In case a managing director has a direct or indirect personal interest which conflicts with the interests of the Company and its business, such managing director will not participate in the deliberation and decision-making of the Management Board. If as a result hereof no resolution can be adopted by the Management Board, the resolution will be adopted by the Supervisory Board.

17.6	The Management Board may lay down regulations regarding its own decision-making process.

17.7	A managing director may be represented by another managing director authorised in writing.

A managing director may not act as representative for more than one other managing director.

17.8

Meetings of the Management Board can be held by telephone conference, videoconference or any other electronic means of communication, provided that all managing directors can communicate with each other.

17.9

A managing director can attend a meeting of the Management Board by telephone conference, videoconference or any other electronic means of communication, provided this managing director can communicate with the other attending managing directors at all times and vice versa.

17.10

Resolutions of the Management Board may also be adopted in writing without recourse to a Management Board meeting, provided that all managing directors have been consulted and none of the managing directors has objected to this this form of decision-making.

18.	Representation. Proxy holders

18.1	The Management Board shall be authorised to represent the Company.

In addition, each managing director is solely authorised to represent the Company.

18.2	The Management Board may appoint persons with general or limited power to represent the Company.

Each of those persons shall be authorised to represent the Company with due regard to any restrictions imposed on him.

18.3	The Management Board can determine to grant a specific title to the persons as referred to in paragraph 2 of this article.

19.	Approval of decisions of the Management Board

19.1	The General Meeting as well as the Supervisory Board is entitled to require resolutions of the Management Board to be subject to its approval.

These resolutions shall be clearly specified and notified to the Management Board in writing.

19.2

Without prejudice to any other appropriate provision of these Articles, the Management Board shall obtain the approval of Supervisory Board for managerial decisions with respect to any one or more of the following matters:

(a)	any transaction with any related party or parties that, in the aggregate, exceeds ten per cent (10%) of the approved budget;

(b)	entering into a clinical trial application (CT A) or investigational new drug Applications (IND) application procedure;

(c)

any transaction or series of transactions that in the aggregate would result in the incurrence by the Company of indebtedness for borrowed money, including guarantees of the obligations of others and capitalized leases and similar financing arrangements in excess of one hundred thousand euro (EUR 100,000.-);

(d)	guarantee any indebtedness;

(e)	modification of the strategy of the Company’s activities, including without limitation, the determination and modification of the budget, including the business plan;

(f)

the appointment, suspension and dismissal of any key executive and any managing director), any decision concerning the contractual relationship between the Company on the one hand and any key executive on the other, and the grant of any debt owed by or to a key executive;

(g)	initiate any litigation;

(h)	the appointment of agents or any financial or legal advisors in connection to the listing of the Company’s shares on a stock exchange market;

(i)	any transaction relating to intellectual property rights owned or controlled by the Company or a third party;

(j)	disposing of any material asset of the Company or terminating the business of the Company or a substantial part thereof involving an amount exceeding one hundred thousand euro (EUR 100,000.-);

(k)	establishment of pension plans and granting pension rights in excess of those arising from existing arrangements;

(l)	the application to have shares in the capital of the Company listed at a stock exchange as well as any action to prepare for such listing;

(m)	undertaking any such legal acts as will be determined and clearly defined by the Supervisory Board and notified to the Management Board in writing;

(n)	direct or indirect participation in the capital of another company and changing the size of such participation;

(o)	long term direct or indirect cooperation with another company, entity or person involving an amount exceeding one hundred thousand euro (EUR 100,000.-), including termination of such cooperation;

(p)	any (voluntary) dissolution and liquidation of the Company (including the appointment and remuneration of the liquidator(s));

(q)

the incorporation, relocation or liquidation of subsidiaries, branches or enterprises, purchase or sale of shareholdings in other companies as well as the purchase of other businesses in whole or in essential parts;

(r)

any acquisition, investment, capital expenditure, sale or lease of assets, major licensing or distribution agreement, or creation of a contract to the extent that (i) such transaction or series of related transactions has a cost or value to the Company exceeding one hundred thousand euro (EUR 100,000.-) in the aggregate over a twelve (12) month period and (ii) was not budgeted for in the annual budget (excluding ordinary business);

(s)

disposal of intellectual property rights and the conclusion or termination of patent, license, know-how and cooperation agreements in relation to intellectual property, if and insofar such disposal, conclusion or termination exceeds the ordinary course of business of the Company or the disposal or series of related disposals of any other essential assets of the Company outside the ordinary course of business for a value exceeding one hundred thousand euro (EUR 100,000.-) in the aggregate;

(t)

the granting of security interests over the Company’s assets, provision of personal securities, guarantees and joint liabilities as well as acceptance of liabilities, except for such measures that are within the ordinary course of business of the Company;

(u)

conclusion, modification or termination of any contract, financial arrangement or other transaction between, on the one hand, the Company or one of its affiliates (if any) and, on the other hand: (i) a Shareholder or (ii) a manager of the Company or (iii) a related person of a shareholder or a manager of the Company;

(v)	the amendment of the ESOP, grant of options under the ESOP or depositary receipts under Stichting Administratiekantoor LAVA Therapeutics, or adopting a new plan to incentivise key employees;

(w)	determination of remuneration and bonuses of key employees;

(x)	proposal to dissolve and liquidate the Company or entering into bankruptcy proceedings or filing for a suspension of payments on behalf of the Company;

(y)	borrow or lend money or enter into any other financing transactions, excluding ordinary business;

(z)	initiate a sales process in relation to the fifty per cent (50%) or more of the shares of the Company or a substantial part of its assets;

(aa)

enter into settlement agreements or conduct any litigation, except for legal actions that cannot be postponed or the purpose of which is solely to reserve rights and also except for measures taken to collect money claims on account of goods delivered or services rendered by the Company.

(bb)	increase or decrease the minimum coverage of the Company’s (managing) directors’ and officers’ liability insurance.

(cc)

repurchase (inkoop) of shares in the Company’s own capital, shares in the capital of a subsidiary or depositary receipts representing any such shares or the delegation of powers with respect to the approval of the purchase of the Company’s own shares.

19.3

Without prejudice to any other appropriate provision of these Articles, the Management Board shall obtain the prior approval of the General Meeting with a Qualified Preferred Majority for the resolutions set out in article 28 paragraph 9 of the Articles taken by the Company in its capacity as shareholder.

19.4	The lack of approval referred to in paragraphs 1 and 2 of this article does not affect the authority of the Management Board or the directors to represent the Company.

20.	Absence or prevention

20.1	If a managing director is absent or prevented from performing his duties, the remaining managing directors or managing director shall be entrusted with the entire management of the Company.

20.2

If all managing directors, or the sole managing director, are or is absent or prevented from performing their/its duties, the management of the Company shall be temporarily entrusted to the person designated for this purpose by the General Meeting.

This person takes all necessary steps to provide for a final measure as soon as possible.

20.3	In the Articles the expression ‘absent’ includes the situation in which a managing director is (temporarily) not able to perform his duties due to suspension, missing or long-term illness.

CHAPTER VIII.

Supervisory Board.

21.	Supervisory Board. Appointment. Suspension and dismissal. Remuneration.

21.1	The Company shall have a Supervisory Board, consisting of a maximum of eight (8) supervisory directors.

With due observance of the provisions of the previous sentence, the General Meeting shall determine the number of supervisory directors.

Only natural persons can be supervisory directors.

21.2	The supervisory directors shall be appointed as follows:

(a)	one (1) supervisory director shall be appointed by the General Meeting upon the binding nomination of the holder of cumulative preference share with number CPC1 (the Supervisory Director C1 );

(b)	one (1) supervisory director shall be appointed by the General Meeting upon the binding nomination of the holder of cumulative preference share with number CPC3, 165 (the Supervisory Director C2);

(c)	one (1) supervisory director shall be appointed by the General Meeting upon the binding nomination of the holder of cumulative preference share with number CPC6,329 (the Supervisory Director C3);

(d)	one (1) supervisory director shall be appointed by the General Meeting upon the binding nomination of the holder of cumulative preference share with number CPC?,383 (the Supervisory Director C4);

(e)	one (1) supervisory director shall be appointed by the General Meeting upon the binding nomination of the holder of cumulative preference share with number CPC11,339 (the Supervisory Director CS);

(f)

one (1) supervisory director shall be appointed by the General Meeting upon the binding nomination of the holder of cumulative preference share with number CPC13,712 (the Supervisory Director C6 and the Supervisory Director C1, the Supervisory Director C2, the Supervisory Director C3, the Supervisory Director C4, the Supervisory Director C5 and the Supervisory Director C6 jointly the Supervisory Directors C); and

(g)

two (2) supervisory directors shall be appointed by the General Meeting (each an Independent Supervisory Director) upon the binding nomination of the Supervisory Board, adopted in a meeting of the Supervisory Board with a Qualified Board Majority.

If the nomination contains only one candidate for one vacancy, then the resolution regarding the nomination has the effect that the candidate is appointed, unless the nomination is deprived of its binding character.

The General Meeting may by a resolution passed with a two-thirds majority of the votes cast representing more than one half of the issued capital, resolve that the nomination shall not be binding.

21.3	Every supervisory director may be suspended or dismissed by the General Meeting at any time.

21.4	The General Meeting shall grant the title Chairman to an Independent Supervisory Director.

21.5	Unless the General Meeting has resolved otherwise, supervisory directors shall not receive any remuneration.

22.	Duties and powers. Proceedings and decision making process

22.1	It shall be the duty of the Supervisory Board to supervise the management of the Management Board and the general course of affairs in the Company and in the business connected with it.

The Supervisory Board shall assist the Management Board with advice.

In performing their duties the supervisory directors shall act in accordance with the corporate interests of the Company and of the business connected with it.

22.2	The Supervisory Board shall meet at least five (5) times a year and whenever a supervisory director deems such necessary.

22.3	The convocation shall take place not less than ten (10) Business Days prior to the Supervisory Board meeting unless all supervisory directors approve a shorter notice period.

The notice for Supervisory Board meetings shall set out the place, date and time of the meeting and shall include an agenda identifying the matters to be discussed at the meeting.

22.4	Each supervisory director has the right to cast one (1) vote in Supervisory Board meetings.

Resolutions of the Supervisory Board:

(a)	other than as listed in article 19 paragraph 2 of the Articles, shall be adopted by a simple majority of the votes cast;

(b)

listed in article 19 paragraph 2 of the Articles, shall be adopted with a simple majority of the votes cast, including a Qualified Board Majority, in a meeting where at least four (4) Supervisory Directors C are present, either in person or in accordance with paragraph 8 of this article, or represented.

If in such meeting this quorum is not present or represented, the meeting shall be adjourned upon notice to the supervisory directors, stating that the meeting has been adjourned due to lack of quorum and by setting a new date and time, in accordance with paragraph 3 of this article.

No quorum requirements shall apply to any such second meeting.

The Agreement contains certain provisions with respect to resolutions of the Supervisory Board.

In the event of a tie of votes, the proposal is rejected, provided that if there is a tie of votes and the Supervisory Board is composed of eight (8) supervisory directors the resolution shall be adopted by the General Meeting, with the approval of two/third (2/3) of the votes cast on the cumulative preference shares C.

22.5

In case a supervisory director has a direct or indirect personal interest which conflicts with the interests of the Company and its business, such supervisory director will not participate in the deliberation and decision-making of the Supervisory Board.

If as a result hereof no resolution can be adopted by the Supervisory Board, the resolution will be adopted by the General Meeting.

22.6	A supervisory director may be represented by another supervisory director authorised in writing.

A supervisory director may not act as representative for more than one other supervisory director.

22.7

Meetings of the Supervisory Board can be held by telephone conference, videoconference or any other electronic means of communication, provided that all supervisory directors can communicate with each other.

22.8

A supervisory director can attend a meeting of the Supervisory Board by telephone conference, videoconference or any other electronic means of communication, provided this supervisory director can communicate with the other attending supervisory directors at all times and vice versa.

22.9

Resolutions of the Supervisory Board may also be adopted in writing without recourse to a Supervisory Board meeting, provided that all supervisory directors have been consulted and none of the supervisory directors has objected to this form of decision-making

22.10	The Supervisory Board shall meet together with the Management Board as often as the Supervisory Board or the Management Board deems such necessary.

22.11

In the event that a supervisory director is absent or prevented from performing his duties, the person designated thereto by the holder of the cumulative preference share that is authorised to nominate such supervisory director (i) shall be entrusted with the tasks (including, but not limited to, the right to vote in supervisory board meetings) of such supervisory director and (ii) will have the same rights as such supervisory director.

22.12

In the Articles the expression ‘absent’ shall include the situation in which a supervisory director is (temporarily) not able to perform his duties due to suspension, a conflict of interest as referred to in article 22 paragraph 5, missing or long-term illness.

CHAPTER IX.

Annual accounts. Profits.

23.	Financial year. Drawing up of the annual accounts. Accountant

23.1	The financial year shall be the calendar year.

23.2

Annually, not later than five (5) months after the end of the financial year, unless by reason of special circumstances this term is extended by the General Meeting for a period not exceeding five (5) months, the Management Board shall draw up the Annual Accounts and make these available for inspection by the Authorised Persons and the Supervisory Board at the Company’s office.

Within this period the Management Board also makes the management report available for inspection by the Authorised Persons and the Supervisory Board, unless the provisions of Section 2:396 paragraph 7 or Section 2:403 DCC apply.

23.3	The Annual Accounts shall be signed by all managing directors and all supervisory directors.

If the signature of one or more of them is lacking, this shall be expressly stated and explained.

23.4	If the Annual Accounts provide for a dividend payment proposed by the Management Board, this proposal should be considered as approval as mentioned in article 25 paragraph 8.

23.5	The Company may, and if the law so requires shall, appoint an Accountant to audit the Annual Accounts.

24.	Adoption of the annual accounts. Discharge. Publication.

24.1	The General Meeting shall adopt the Annual Accounts.

Adoption of the Annual Accounts shall not automatically discharge a managing director or supervisory director.

The General Meeting may discharge a managing director or a supervisory director by a separate resolution.

24.2	The Company shall make the Annual Accounts publicly available within eight (8) days following the adoption thereof, unless a statutory exemption is applicable.

25.	Profit. Reserves

25.1	The General Meeting is authorised to resolve to allocate the profits as determined by virtue of the adoption of the Annual Accounts.

The Agreement contains certain provisions with respect to the (distribution of) profits.

25.2

The General Meeting is authorised to determine a distribution of the profits, to the extent that its net assets exceed the reserves which must be maintained under the law or the articles of association.

25.3	The General Meeting may resolve to distribute the reserves in whole or in part, taking into account the relevant statutory provisions.

The Agreement contains certain provisions with respect to the (distribution of) reserves.

25.4	The General Meeting, may resolve to pay interim-dividend, taking into account the relevant statutory provisions.

The Agreement contains certain provisions with respect to the (distribution of) interim-dividend.

25.5

Any resolution of the General Meeting to make a distribution, as referred to in the previous paragraphs of this article, shall be without any effect until the Management Board has granted its approval to such resolution.

25.6

The Management Board shall only withhold the approval as referred to in paragraph 5 of this article, if the Management Board is aware or reasonable should be aware of any circumstances by virtue of which the Company cannot continue to meet its obligations in the foreseeable future after the relevant distribution.

CHAPTER IX.

General Meetings.

26.	General Meetings

Each fiscal year, either one General Meeting shall be held, or the Shareholders shall resolve in accordance with article 29 of the Articles.

27.	Convocation. Place of the meeting

27.1

Authorised Persons are called to attend a General Meeting by the Management Board, by the Supervisory Board or by any Shareholder holding at least ten per cent (10%) of the issued share capital of the Company, under the obligation to notify the Management Board of such convocation.

27.2

General Meetings shall be convened in writing to the addresses of the Authorised Persons as set out in the shareholders’ register or, with the consent of the Authorised Persons, by means of a legible and reproducible notice sent by electronic means of communication to the address provided for this purpose.

27.3	The convocation shall specify the subjects to be addressed in the General Meeting.

27.4

As to subjects brought up for discussion which were not included in the convocation, no valid resolutions can be adopted unless all Authorised Persons agree with the decision-making on these subjects and all managing directors and all supervisory directors have had the opportunity to give their advice to the General Meeting.

27.5	The convocation shall take place no later than on the eighth (8th) day prior to the date of the General Meeting.

If the meeting has been convened less than eight (8) days before the date of the General Meeting, or if there was no convocation at all, valid resolutions may still be adopted provided that all Authorised Persons consent with the decision-making on the subjects to discuss and all managing directors and all supervisory directors have had the opportunity to give their advice to the General Meeting.

27.6

General Meetings shall be held in the municipality in which the Company has its registered seat according to the Articles and in Amsterdam, Rotterdam, Schiphol (municipality Haarlemmermeer) and ‘s-Hertogenbosch.

27.7

General Meetings can be held elsewhere, provided that all Authorised Persons have consented on this place of the meeting and all managing directors and all supervisory directors have had the opportunity to give their advice to the General Meeting.

28.	Attending the General Meeting. Decision-making of the General Meeting

28.1	Each Authorised Person shall be authorised to attend and address the General Meeting, either in person or by written proxy.

28.2	Each Authorised Person with the right to vote, is authorised to exercise his voting right in the General Meeting either in person or by written proxy.

28.3

If needed, the Management Board may create the possibility for Authorised Persons to attend, speak, participate in the deliberation and, as far as such Authorised Person has the right to vote, to exercise his voting right in the General Meeting, either in person or by proxy, through electronic means of communication.

The Management Board shall determine the further rules and conditions for the aforesaid use of electronic means of communication, provided that each Authorised Person that wishes to make use of the facility contemplated in this paragraph can provide a valid form of identification to the Management Board.

All further rules and conditions determined by the Management Board must be specified in the convocation notice.

28.4

The Management Board may determine that each Authorised Person with the right to vote is authorised to cast his vote via electronic means of communication during a certain period prior to the General Meeting. Such period is to be decided by the Management Board, provided that this period cannot commence earlier than thirty (30) days before the day of the General Meeting.

Votes cast in accordance with the previous sentence are considered equal to votes cast during the General Meeting.

28.5	Each Authorised Person or its representative attending the General Meeting, must sign the attendance-list.

In addition the chairman identifies which Authorised Persons or representatives thereof attend and/or vote at the General Meeting through electronic means of communication.

28.6	Each share provides for the right to cast one (1) vote in a General Meeting.

28.7	Blank and invalid votes are considered not to be cast.

28.8

To the extent that the law or the Articles do not require otherwise and with due observance of paragraph 9 of this article, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast in a meeting in which more than fifty per cent (50%) of the issued capital is present or represented.

When the aforesaid quorum is not represented at such meeting, a second meeting can be convened to be held not less than two (2) weeks and not more than four (4) weeks after the first meeting, upon notice to the Shareholders stating that the meeting has been adjourned due to lack of quorum.

The notice shall also state that the adjourned meeting shall be held the same time and location as the original meeting.

Further, the notice shall state that, and it shall be the case that, at such adjourned meeting any resolutions shall be adopted by a simple majority of the votes cast (unless the law or the Articles prescribe a larger majority in respect of any such resolution), regardless the issued capital that is present or represented at such adjourned meeting.

28.9	A resolution of the General Meeting relating to the following matters:

(a)	any amendments to the Management Board or the Supervisory Board, including but not limited to its size and composition;

(b)	any amendment of the Articles or the Agreement;

(c)	the issuance of shares or to grant the right to subscribe for shares in the Company’s capital;

(d)	the exclusion or limitation of pre-emption rights in case of issuance of shares or a grant of rights to subscribe for shares in the Company’s capital;

(e)	transfer or revocation of the authority to exclude or limit pre-emption rights to another corporate body;

(f)	the transfer or revocation of the authority to issue shares or to grant the right to subscribe for shares in the Company’s capital to another corporate body;

(g)	a reduction of the Company’s issued capital (including the redemption of shares);

(h)	statutory merger or statutory demerger;

(i)	the remuneration and further terms and conditions of employment for each of the members of the Management Board and the remuneration of the Supervisory Board;

U)	changing accounting principles and policies;

(j)	the granting of profit rights;

(k)	any declaration or payment of a dividend or any other distribution of profits or reserves;

(l)

the appointing, suspending, (to the extent permitted by law) dismissing or releasing from liability (decharge verlenen) any managing directors or determine or vary any terms of their appointment (including the employment conditions and remuneration of the managing directors;

(m)	determining or amending the terms of appointment (including remuneration) of the Supervisory Board;

(n)	the adoption of schemes or arrangements in relation to the granting of bonuses or profit rights to the members of the Management Board or employees of the Company;

(o)	the appointment, revocation and remuneration of the statutory auditor;

(p)	the adoption of the Company’s annual accounts;

(q)	guarantee any indebtedness;

(r)	transfer of the registered office of the Company outside the Netherlands; and

(s)	changing the nature of the Company’s business, shall be adopted with a simple majority of votes which majority is to include a Qualified Preferred Majority.

28.10	The General Meeting shall itself appoint a chairman.

Until that moment a managing director shall act as chairman and in the absence of such a member the eldest person present at the meeting shall act as chairman.

The chairman shall appoint the secretary of the General Meeting.

28.11

The chairman determines the voting procedure, provided that if one of the attending persons with the right to vote requests so, the voting on appointment, suspension and dismissal of persons will take place by sealed and unsigned ballots.

28.12	Minutes must be kept of the proceedings of each meeting.

28.13	The managing directors and supervisory directors shall, as such, have the right to attend the General Meeting and give advice in the General Meeting.

29.	Resolutions outside of meetings. Records

29.1	Resolutions of Shareholders may also be adopted in writing without recourse to a General Meeting, provided that all Authorised Persons gave their consent to this form of decision-making.

Consent to this form of decision-making can be given by electronic means of communication.

The votes shall be cast in writing.

If the resolution is in writing and mentions the way in which each Shareholder casts its vote, this should be considered as voting in writing as referred to in this article.

29.2	The managing directors and supervisory directors shall be given the opportunity to give prior advice on the resolutions as mentioned in paragraph 1 of this article.

29.3	The Management Board shall keep a record of the resolutions thus made.

Each of the Shareholders must procure that the Management Board is informed in writing of the resolutions made in accordance with paragraph 1 of this article as soon as possible.

The records shall be deposited at the offices of the Company for inspection by the Authorised Persons. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.

30.	Meeting of holders of a specific class of shares

30.1	A meeting of holders of a specific class of shares or a joint meeting shall be held whenever a resolution of such meeting is required.

Furthermore such meeting shall be held in the event either the Management Board or a holder of shares of the class concerned, deems such useful.

30.2

In the event one or more persons mentioned in paragraph 1 of this article request for a meeting of holders of shares of a specific class or a joint meeting to be held, they shall notify the Management Board.

Each of the requesters is authorized to convene the meeting, if none of the managing directors convenes the meeting in such a way that it shall be held within fifteen (15) days after receipt of the request.

30.3

The provisions of article 27 up to and including 29 apply mutatis mutandis to meetings of holders of shares of a specific class or a joint meeting, with the exception of articles 28 paragraph 13 and article 29 paragraph 2.

CHAPTER X.

Merger. Demerger. Conversion. Amendment of the Articles. Dissolution. Liquidation.

31.	Resolutions and proposals

When a proposal to enter into a legal merger or legal demerger, to convert the Company, to amend the Articles or to dissolve the Company is to be made to the General Meeting, this must be mentioned in the notification of the General Meeting. As regards an amendment of the Articles, a copy of the proposal including the text of the proposed amendment must at the same time be deposited and held available at the offices of the Company for inspection by the Authorised Persons until the end of the meeting.

32.	Liquidation

32.1

In the event of dissolution of the Company by virtue of a resolution of the General Meeting, the managing directors will be entrusted with the liquidation of the business of the Company, unless the General Meeting appoints one or more other persons. The Supervisory Board shall be charged with the supervision of the liquidation.

32.2	During liquidation, the provisions of the Articles shall remain in force as far as possible.

32.3	The Agreement contains certain provisions with respect to the distribution of the liquidation surplus.

32.4	After the Company has ceased to exist, the books, records and other database of the Company shall retain at the person appointed thereto by the liquidator for seven (7) years.

Final statement

Finally the appearing person declared upon the current amendment to the articles of association taking effect, the issued and paid-up capital remains unchanged and amounts to two hundred seventy-six euro sixteen cent (EUR 276.16).

Conclusion of the deed

The person appearing before me, whose identity I, civil-law notary, have established by means of the document referred to in this deed, is known to me, civil-law notary.

THIS DEED

a concise summary of the contents of which was stated to the person appearing before me, drawn up to be kept in the civil-law notary’s custody was executed in Amsterdam on the date first above written.

I, civil-law notary, informed the person appearing before me of the substance and subsequently explained the contents of this deed.

I also informed that person of the consequences which this deed would have on the party to the deed.

The person appearing before me subsequently declared to have taken note of the contents of this deed, to consent thereto and to not require it to be read out in full.

After some clauses of this deed had been read out, it was then signed by the person appearing before me and by me, civil-law notary.